RadioShack Corporation
300 RadioShack Circle
MS CF3-103
Fort Worth, TX 76102
(817) 415-3748

February 6, 2012

VIA EDGAR

Mr. Andrew Mew
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	RadioShack Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 22, 2011
File No. 1-05571

Dear Mr. Mew:

RadioShack Corporation (the “Company”) is pleased to respond to the comments of the staff of the Securities and Exchange Commission (the "Commission") concerning the above referenced Form 10-K as set forth in your letter dated January 24, 2012. For convenience, the staff’s comment is shown below in italicized text, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

2010 Compared with 2009, page 21

1.
We note your response to prior comment 1 where you believe that quantification of the identified components within your product platforms would not meaningfully enhance a reader’s understanding of the reasons for the change in your net sales. Please elaborate on this belief as we would like to better understand why in circumstances where there is more than one business reason for the change, you should not quantify the incremental impact of each individual component discussed on the overall change in the product platform.

Response

When discussing the changes in our net sales and operating revenues financial statement line item, we believe that we have met the MD&A disclosure objectives contained within Section III.D of SEC Release No. 33-6835 and Section III.B.4. of SEC Release No. 33-8350. For example, in our Form 10-K for the year ended December 31, 2010, our net sales and operating revenues increased $196.7 million from 2009. We quantified the change in net sales and operating revenues by reportable segment as follows:
•	Our U.S. RadioShack company-operated stores segment increased by $157.3 million
•	Our kiosks segment, which only sold wireless handsets and related accessories, increased by $21.6 million
•	Our remaining business activities included in our “all other” category increased by $ 17.8 million

We further quantified the change in net sales and operating revenues by product platform for our consolidated operations and U.S. RadioShack company-operated stores segment as follows:

Platform	Consolidated	U.S. RadioShack company-operated stores segment
Wireless	increased by $493.9 million	increased by $441.9 million
Accessory	decreased by $178.1 million	decreased by $172.4 million
Modern home	decreased by $68.7 million	decreased by $68.5 million
Personal electronics	decreased by $51.1 million	decreased by $54.1 million
Power	decreased by $3.3 million	decreased by $5.8 million
Technical	decreased by $1.8 million	decreased by $2.7 million
Service	increased by $15.8 million	increased by $10.0 million
Other	decreased by $10.0 million	increased by $8.9 million
Total	increased by $196.7 million	increased by $157.3 million

We believe that the above disclosures provide our readers with a useful understanding of the reasons for the change in our net sales and operating revenues financial statement line item.

Each of our product platforms is comprised of hundreds or thousands of product stock keeping units. Many of these products have a short life-cycle from product introduction to obsolescence due to the rate of product innovation. As a result, there are continual changes in the products the Company sells within our product platforms. We believe that by disclosing some of the more significant product categories that have increased or decreased sales within each product platform, we provide our readers with additional insight to the current trends affecting our business.

We do not quantify the increases or decreases for these product category changes because we view our product platforms as the appropriate level of aggregation to understand the material trends in our business, and we believe that quantifying the changes in specific product categories within our product platforms would unnecessarily focus our readers’ attention on these short product life-cycles and distract them from the more significant and more meaningful trends at the product platform level.

If you have any questions or would like to discuss these issues further, please contact me at the above number.

Sincerely,

/s/  Dorvin D. Lively

Dorvin D. Lively
Executive Vice President - Chief Financial Officer and Chief Administrative Officer